October 9, 2008
Mr. Michael Clampitt
Senior Attorney
U.S. Securities and Exchange Commission
Division of Corporate Finance
Mail Stop 4561
Washington, D.C. 20549

Re:	Santander BanCorp Form 10-K for the fiscal year ended December 31, 2007 File No. 001-15849
Dear Mr. Clampitt:
We acknowledge receipt of the letter from the Staff of the United States Securities and Exchange Commission, dated September 26, 2008, relating to the above-referenced filing. We hereby respectfully request an extension of 15 business days so that we can devote the appropriate time and resources to consider the Staff’s comments and to complete our responses. We expect to deliver our responses to the comment letter on or before October 31, 2008.
If you have any questions or need additional information with respect to this request please do not hesitate to contact me.
Sincerely,

/s/ Maria Calero

Maria Calero EVP & Chief Accounting Officer Santander BanCorp

Cc:	Mr. Juan Moreno, Santander BanCorp Mr. Carlos M. Garcia, Santander BanCorp Ms. Brittany Ebbertt, Sec Staff Mr. Kevin W. Vaughn, Sec Staff Mr. Jonathan Gottlieb, Sec Staff